SEC, Washington Exemption File No. 82-5079

Press release

Skandia

16 November 2001

02015018

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 25 00
Telefax +46-8-788 23 80
www.skandia.se

Office:
Sveavägen 44

New President named at SkandiaNetline

Per Eliasson has been named President of SkandiaNetline, with effect from 1 March 2002. Eliasson is the founder of the online insurance brokerage Jahaya.com, where he is currently CEO. SkandiaNetline's current president, Jan Wangård, will continue to serve until 1 March 2002. Thereafter he will be on assignment to Skandia's Executive Management Board, where he will be in charge of certain joint-group development projects.

SkandiaNetline is a company in the Skandia group which offers organizations and companies administrative solutions for flexible benefits packages, including insurance. SkandiaNetline is the leading player in this field today.

"SkandiaNetline has a rich customer offering," says Eliasson. "We will continue to further develop its service by broadening and adding depth to the existing services, drawing from the experience I have gained from my years at Jahaya."

Ola Ramstedt, head of Human Resources at Skandia, comments: "We are very pleased to have Per on board. His broad base of experience in traditional insurance brokerage as well as modern e-commerce systems is a perfect match for the further development of SkandiaNetline's customer offering."

For further information, please contact:

Jan Wangård, President, SkandiaNetline, tel. +46-8-788 42 13
Per Eliasson, President and CEO, Jahaya, tel. +46-707-356 402

dlw 2/11

*) All comparison figures pertain to the corresponding period a year earlier, unless otherwise indicated.